
Private Placement Insurance Products, LLC
Statement of Cash Flows
For the Year Ended December 31, 2015


Cash flow from operating activities:

Net income (loss)		$ 110,372
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in assets:		
Accounts receivable	$ 29,259	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(25,840)	
Total adjustments		3,419
Net cash provided by (used in) operating activities		113,791
Net cash provided by (used in) in investing activities		-
Cash flow from financing activities:		
Member distributions	(98,000)	
Net cash provided by (used in) financing activities		(98,000)
Net increase (decrease) in cash		15,791
Cash at beginning of year		75,926
Cash at end of year		$ 91,717

Supplemental disclosure of cash flow information:

Cash paid during the year for:

Interest	$	-
Income taxes	$	3,300


The accompanying notes are an integral part of these financial statements.
